3/A
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001191740
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Bob Evans Farms, Inc.
  0000033769
  <IRS-NUMBER>31-4421866
</SUBJECT-COMPANY>
<PERIOD>09/03/02
3/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   GILLEN, JOE L
   3776 South High Street


   Columbus, OH 43207
2. Date of Event Requiring Statement (Month/Day/Year)
   9/3/2002
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Bob Evans Farms, Inc. (bobe)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SR V.P. RESTAURANT OPERATIONS
6. If Amendment, Date of Original (Month/Day/Year)
   09/10/02
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock $.01 Par Value                                  1,013.8464          I   as custodian (2)
Common Stock $.01 Par Value                                  2,501.9290 (3)      I   by Managed
                                                                                     Account (3)
Common Stock $.01 Par Value                                  1,478.8354 (1)      D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(5)       06/06/11  Common Stock $.01 Par Value  6,159.0000 $17.4600   D           Direct
 buy)
Incentive Stock Option (right to(6)       06/09/09  Common Stock $.01 Par Value  7,272.0000 $19.3750   D           Direct
 buy)
Incentive Stock Option (right to(7)       06/05/08  Common Stock $.01 Par Value  4,500.0000 $21.3750   D           Direct
 buy)
Incentive Stock Option (right to(8)       06/06/12  Common Stock $.01 Par Value  8,733.0000 $31.1600   D           Direct
 buy)
Non-Qualified Stock Option      (9)       08/29/18  Common Stock $.01 Par Value  355.0000   $6.5625    D           Direct
(right to buy)
Non-Qualified Stock Option      (9)       08/29/18  Common Stock $.01 Par Value  2,126.0000 $6.7813    D           Direct
(right to buy)
Non-Qualified Stock Option      (9)       08/29/18  Common Stock $.01 Par Value  460.0000   $8.6875    D           Direct
(right to buy)
Non-Qualified Stock Option      (9)       08/29/18  Common Stock $.01 Par Value  2,746.0000 $9.6875    D           Direct
(right to buy)
Non-Qualified Stock Option      (9)       08/29/18  Common Stock $.01 Par Value  1,499.0000 $10.1875   D           Direct
(right to buy)
Non-Qualified Stock Option      (9)       08/29/18  Common Stock $.01 Par Value  1,001.0000 $10.6563   D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       06/08/10  Common Stock $.01 Par Value  2,133.0000 $14.4375   D           Direct
(right to buy)
Non-Qualified Stock Option      (5)       06/06/11  Common Stock $.01 Par Value  3,640.0000 $17.4600   D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       06/09/09  Common Stock $.01 Par Value  157.0000   $19.3750   D           Direct
(right to buy)
Incentive Stock Option (right to(4)       06/08/10  Common Stock $.01 Par Value  6,412.0000 $14.4375   D           Direct
 buy)

Explanation of Responses:

(1)
Consists of shares acquired and held through the Bob Evans Farms, Inc. Dividend Reinvestment Plan.
(2)
Shares held by reporting person as custodian for father.
(3)
The information in this report is based on a Bob Evans Farms, Inc. and Affiliates 401K Plan statement dated June 30, 2002.
(4)
Granted pursuant to the Bob Evans Farms, Inc. 1998 Stock Option and Incentive Plan. The option vests in three equal annual installme nts beginning on June 8, 2001.
(5)
Granted pursuant to the Bob Evans Farms, Inc. 1998 Stock Option and Incentive Plan. The option vests in three equal annual installme nts beginning on June 6, 2002.
(6)
Granted pursuant to the Bob Evans Farms, Inc. 1998 Stock Option and Incentive Plan. The option vests in three equal annual installme nts beginning on June 9, 2000.
(7)
Granted pursuant to the Bob Evans Farms, Inc. 1994 Long Term Incentive Plan. The option vests in three equal annual installments beg inning on June 5, 1999.
(8)
Granted pursuant to the Bob Evans Farms, Inc. First Amended and Restated 1998 Stock Option and Incentive Plan. The option vests in t hree equal annual installments beginning on June 6, 2003.
(9)
Granted under the Bob Evans Farms, Inc. Nonqualified Stock Option Plan pursuant to the Bob Evans Farms, Inc. Supplemental Executive
Retirement Plan. No option may be exercised until, (1) the reporting person attains age 55 and has completed 10 years of service wit
h Bob Evans Farms, Inc. or attains age 62, whichever is earlier; (2) the reporting person dies; or (3) upon the occurrence of a chan ge in control as defined in the Nonqualified Stock Option Plan.
-
Consists of shares acquired and held through the Bob Evans Farms, Inc. Dividend Reinvestment Plan.

SIGNATURE OF REPORTING PERSON
/S/ GILLEN, JOE L
DATE 02/28/03